FORM 51–102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1                Name and Address of Company

Silvermex Resources Inc.
1210 – 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Phone: (604) 682-4004
Facsimile: (604) 682-4009

(“Silvermex” or the “Company”)

Item 2                Date of Material Change

April 3, 2012.

Item 3                News Release

A news release with respect to the material change referred to in this report was issued through Marketwire on April 3, 2012 and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4                Summary of Material Change

The Company and First Majestic Silver Corp. (“First Majestic”) jointly announced the entering into of an arrangement agreement between Silvermex and First Majestic dated April 3, 2012 (the “Arrangement Agreement”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of Silvermex (“Silvermex Shares”) for a consideration of 0.0355 (the “Exchange Ratio”) common shares of First Majestic (“First Majestic Shares”) and C$0.0001 in cash per Silvermex Shares. The transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

Item 5                Full Description of Material Change

5.1      Full Description of Material Change

Under the terms of the Arrangement, on closing, each Silvermex shareholder will receive 0.0355 First Majestic Shares and C$0.0001 in cash per Silvermex Share. Outstanding Silvermex options will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio). Outstanding Silvermex warrants will be exchanged for First Majestic Shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder.

Pursuant to the transaction, First Majestic will issue approximately 9.6 million First Majestic Shares valuing Silvermex at approximately C$175.4 million based on First Majestic’s 30 day VWAP on April 2, 2012. Following completion of the transaction, the current First Majestic shareholders will hold approximately 91.7% of the combined company, while current shareholders of Silvermex will hold approximately 8.3% . The transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of Silvermex voting together as a single class at a Silvermex special meeting. In addition to securityholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. Silvermex has agreed to pay a termination fee to First Majestic of C$6.14 million upon the occurrence of certain termination events. A copy of the Arrangement Agreement has been filed on SEDAR and is available electronically under Silvermex’s profile at www.sedar.com.

The Board of Directors of Silvermex has unanimously approved the transaction and is expected to provide a written recommendation that Silvermex securityholders vote in favour of the transaction in the Management Information Circular to be mailed to Silvermex securityholders in connection with the Arrangement.

Each of the directors and senior officers of Silvermex and certain shareholders of Silvermex representing approximately 21% of the issued and outstanding Silvermex securities have entered into voting agreements with First Majestic and have agreed to vote in favour of the transaction at the special meeting of Silvermex securityholders to be held to consider the Arrangement.

Full details of the Arrangement will be included in a Management Information Circular to be filed with the regulatory authorities and mailed to Silvermex securityholders in accordance with applicable securities laws.

5.2      Disclosure for Restructuring Transactions

Not applicable.

Item 6                Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7                Omitted Information

Not applicable.

Item 8                Executive Officer

Duane A. Nelson
Chief Executive Officer
1210 – 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Tel: (604) 682-4004

Item 9                Date of Report

April 12, 2012